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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 7)

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               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                         QUICKTURN DESIGN SYSTEMS, INC.
                           (Name of Subject Company)

                         QUICKTURN DESIGN SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

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                                   74838E102
                     (CUSIP Number of Class of Securities)

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                                 KEITH R. LOBO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         QUICKTURN DESIGN SYSTEMS, INC.
                               55 W. TRIMBLE ROAD
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 914-6000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

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                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

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                                 INTRODUCTION

  The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on August 24, 1998, by Quickturn Design Systems, Inc., a Delaware corporation (the "Company" or "Quickturn"), relates to an offer by MGZ Corp., a Delaware corporation ("MGZ") and a wholly owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all of the outstanding shares of the common stock, par value $.001 per share (including the associated preferred stock purchase rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The response to Item 8 is hereby amended by adding the following to the end of the last paragraph of the section entitled "Patent Litigation with Mentor":

    On September 21, 1998, the Company announced that it received a payment from Mentor which included, among other things, an amount of $425,000 to cover the cost of sanctions imposed on Mentor by the ITC. The ITC imposed its sanctions against Mentor for improperly withholding critical technical information and for advancing defenses based on "inaccurate and misleading" evidence in connection with the Company's successful defense of several of its patents. A copy of the Company's press release announcing the receipt of this payment is filed as Exhibit 30 hereto and is incorporated herein by reference.

  The response to Item 8 is hereby amended further by adding the following to the end of the section entitled "Proxy Solicitation":

    On September 21, 1998, the Company filed definitive proxy solicitation materials with the SEC in connection with the Board of Directors' solicitation of proxies in opposition to the solicitation by Mentor and MGZ of proxies to be used at a special meeting of stockholders of the Company and any adjournments and postponements thereof pursuant to a proxy statement of Mentor dated September 11, 1998, as supplemented. A copy of such definitive proxy solicitation materials is filed as Exhibit 31 hereto and is incorporated herein by reference. The Company intends to commence solicitation of proxies promptly.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The response to Item 9 is hereby amended by the addition of the following new exhibits:

   Exhibit 30 Press Release of the Company dated September 21, 1998.
   Exhibit 31 Definitive Proxy Solicitation Materials

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                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated: September 21, 1998                   QUICKTURN DESIGN SYSTEMS, INC.

                                          By:/s/ Keith R. Lobo
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                                             Keith R. Lobo
                                             President and Chief Executive
                                              Officer

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